Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

Gerard S. DiFiore Direct Phone: +1 212 549 0396 Email: gdifiore@reedsmith.com

December 11, 2012

Our Ref: AL\AL\372080.00001
ASIA_ACTIVE-801869526.5-ALU

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Attn.: Ms. Jennifer Gowetski (Senior Counsel)

Dear Ms. Gowetski:

RE:	China Metro-Rural Holdings Limited
Registration Statement on Form F-3
Filed November 6, 2012
File No. 333-184774

On behalf of China Metro-Rural Holdings Limited (the “Company”) we hereby transmit via EDGAR the following responses to the Staff’s comment letter of November 20, 2012. To assist your review, we have re-typed the text of the Staff’s comments in bold face type.

1.	We note that you are registering the resale of 61,499,028 shares of ordinary shares, which are issuable upon the conversion of 14% guaranteed secured convertible bonds, held by an affiliate, Willis Plus Limited. In addition, we note that the selling shareholder has held the convertible bonds for less than six months. Please provide us with a detailed legal analysis of why this is a valid secondary offering and not an offering by or on behalf of the issuer.

Response:

Based on the facts of the transaction, we are of the view that this is a valid secondary offering for the following reasons:

The Selling Shareholder will be fully at risk for at least 12 months before securities may be resold under the Registration Statement

Pursuant to the subscription agreement, the Company issued to Willis Plus Limited (the “Selling Shareholder”) the 14% guaranteed secured convertible bonds (the “Convertible Bonds” or the “Bonds”) due 2017 and certain warrants to purchase ordinary shares (the “Warrants”). The Convertible Bonds are not convertible into ordinary shares until August 15, 2013 at the earliest. Similarly, the Warrants are not exercisable until August 15, 2013. Since the time of the

NEW YORK t LONDON t HONG KONG t CHICAGO t WASHINGTON, D.C. t BEIJING t PARIS t LOS ANGELES t SAN FRANCISCO t PHILADELPHIA t SHANGHAI t PITTSBURGH

MUNICH t ABU DHABI t PRINCETON t NORTHERN VIRGINIA t WILMINGTON t SILICON VALLEY t DUBAI t CENTURY CITY t RICHMOND t GREECE

To: United States Securities and Exchange Commission Attn.: Ms. Jennifer Gowetski From: Gerard S. DiFiore	Page 2

subscription agreement closing, the Company has had the entire $60 million proceeds in exchange for the issuance of the Bonds. The Selling Shareholder is at risk for the entire 12 month minimum holding period of the Convertible Bonds (twice as long as the Rule 144 holding period) which supports the Company’s position that this is a genuine resale offering and not a primary offering.

The Selling Shareholder is at market risk from the time they purchased the securities

The Convertible Bonds are convertible on or after August 15, 2013 into ordinary shares, based on an initial conversion price of US$1.0811. The Warrants are exercisable on or after August 15, 2013 into ordinary shares, based on an initial exercise price of US$1.2973. Because the conversion and exercise prices were both fixed at the time of issuance, the Selling Shareholder is at market risk from the time it purchased the securities being registered.

Resale may be only made by way of non-underwritten offerings

Pursuant to the Registration Rights Agreement between the Company and the Selling Shareholder dated August 15, 2012, the Selling Shareholder may only resell the securities being registered by way of non-underwritten offerings. This covenant by the Selling Shareholder further supports the Company’s position that any resale made by the Selling Shareholder evidences a genuine resale offering and not a primary offering.

Nature of the Selling Shareholder

The Selling Shareholder is a privately held company not in the business of underwriting or dealing in securities.

The Selling Shareholder is not the sole beneficiary of resale proceeds of the Securities

As disclosed in the Registration Statement, immediately prior to the purchase of the Convertible Bonds and Warrants, the Selling Shareholder entered into a subscription and investor’s rights agreement with PA Universal Opportunity VII Limited (the “Lender”) under which the Lender lent US$ 60,000,000 to the Selling Shareholder, which in turn was used by the Selling Shareholder to purchase the Convertible Bonds and Warrants. The Selling Shareholder also entered into a Charge Over Bonds and Warrants Agreement with the Lender, which encumbers the Selling Shareholder’s entitlement over the proceeds from the sale of securities being registered. Under this agreement, the Selling Shareholder’s disposition of the securities is subject to the prior consent of the Lender. In addition, the Selling Shareholder and the Lender have entered into a Deed of Undertakings and Negative Pledge Agreement which further governs the allocation of the net proceeds of the sale of shares between the Selling Shareholder and the Lender under certain circumstances.

Given the totality of circumstances under which the Selling Shareholder acquired the securities being registered, we take the view that the ultimate beneficiary of the offering and sale of the securities being registered is the Lender, which is a non-affiliate of the Company, rather than the Selling Shareholder. This provides further support to the validity of the transaction as a true secondary offering.

To: United States Securities and Exchange Commission Attn.: Ms. Jennifer Gowetski From: Gerard S. DiFiore	Page 3

Based on the foregoing, we conclude and respectively submit that the transaction contemplated under the Registration Statement is a valid secondary offering and not an offering by on or behalf of the issuer and therefore is eligible to be filed on Form F-3.

2.	We note that you have incorporated by reference your annual report on Form 20-F for the fiscal year ended March 31, 2012. We further note that you did not include XBRL data with your annual report. Please explain to us why you did not include such data or amend your report accordingly. In your response and as applicable, please provide an analysis discussing your eligibility to use Form F-3 in light of the fact that XBRL data was not included in your annual report.

Response:

As noted on the cover page of the Form 20-F for the fiscal year ended March 31, 2012, the Company prepares its financial statements under International Financial Reporting Standards as issued by the International Accounting Standards Board. As of the date of filing of the Form 20-F (and through the date of this response) the Commission has not yet approved a taxonomy for use by issuers who report under IFRS to allow them to prepare XBRL data for filing. According to the Interpretive Letter dated April 8, 2011 jointly issued by the Division of Corporation Finance and the Office of the Chief Accountant: “…the Commission has not specified on its website a taxonomy for use by foreign private issuers that prepare their financial statements in accordance with IFRS as issued by the IASB and it is not possible for such foreign private issuers to comply with Rule 405 until the Commission does so. Accordingly, we are of the view that foreign private issuers that prepare their financial statements in accordance with IFRS as issued by the IASB are not required to submit to the Commission and post on their corporate websites, if any, Interactive Data Files until the Commission specifies on its website a taxonomy for use by such foreign private issuers in preparing their Interactive Data Files.”

Therefore, we respectfully submit that IFRS filers such as the Company do not currently lose eligibility to use Form F-3 as the Commission has not approved a taxonomy that would allow IFRS filers to provide XBRL data.

If you have any questions or comments with respect to the company’s responses, please contact the undersigned at (212) 549-0396.

Sincerely,

Gerard S. DiFiore
Reed Smith LLP

cc:	Sio Kam Seng

Chief Executive Officer and Chairman

China Metro-Rural Holdings Limited